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                              March 17, 2021

       Steven Scheinthal
       Vice President and General Counsel
       Landcadia Holdings IV, Inc.
       1510 West Loop South
       Houston, Texas 77027

                                                        Re: Landcadia Holdings
IV, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 15,
2021
                                                            File No. 333-253100

       Dear Mr. Scheinthal:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 15,
2021

       Our warrant agreement will designate the courts , page 60

   1. We note your risk factor disclosure on page 60 discloses that your warrant agreement has an exclusive forum
clause which shall be applicable to any action, proceeding or claim against you
arising out of or relating in any way to the warrant agreement, including under the Securities
Act, but that such provision will not apply to suits brought to enforce any liability or duty
created by the Exchange Act. Please ensure that the forum
                                                        selection provision in
Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly. In
addition, you disclose on page 60 additional provisions you designate as (x) and (y) relating
to deemed consent regarding personal jurisdiction and service of process. However,
the exclusive forum provision in the warrant agreement does
                                                        not include this
language.
 Steven Scheinthal
Landcadia Holdings IV, Inc.
March 17, 2021
Page 2
Exhibits

2. It appears from your fee table that you are attempting to register the issuance of common stock upon exercise of the warrants that are included as part of the units. However,
      Exhibit 5.1 does not appear to include counsel's opinion regarding the legality of that transaction. Please file a revised opinion. As a related matter, your disclosures on pages
      12 and 58-59 of your initial registration statement indicate you are not registering the issuance of shares underlying the warrants, contrary to the information in your fee table.
      Please revise or advise, as appropriate.
       You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven Scheinthal
                                                           Division of
Corporation Finance
Comapany NameLandcadia Holdings IV, Inc.
                                                           Office of
Manufacturing
March 17, 2021 Page 2
cc:       Elliott Smith
FirstName LastName